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UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFINEON TECHNOLOGIES AG
(Name of Issuer)
ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF 2.00 Euros PER SHARE
(Title of Class of Securities)
45662N103
(CUSIP Number)
December 3, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

CUSIP No. 45662N103

1.	Names of Reporting Persons WACHOVIA CORPORATION I.R.S. Identification Nos. of above persons (entities only). 56-0898180
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	NOT APPLICABLE
	(b)	NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization NORTH CAROLINA, UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
0
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) HC

Item 1.

(a) Name of Issuer:

INFINEON TECHNOLOGIES AG

(b) Address of Issuer's Principal Executive Offices:

ST.-MARTIN-STRASSE 53,
D-81541 MUNICH, GERMANY

Item 2.

(a) Name of Person Filing:

WACHOVIA CORPORATION

(b) Address of Principal Business Office or, if none, Residence:

ONE WACHOVIA CENTER

301 S. COLLEGE STREET

CHARLOTTE, NORTH CAROLINA 28288-0137

    Citizenship:

NORTH CAROLINA

UNITED STATES OF AMERICA

(d) Title of Class of Securities:

ORDINARY SHARES, NO PAR VALUE, BUT WITH A
NOTIONAL VALUE OF 2.00 EUROS PER SHARE

(e) CUSIP Number:

45662N103

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g) [ X ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

0

(b) Percent of class:

0.00%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
0

(ii) Shared power to vote or to direct the vote:
0

(iii) Sole power to dispose or to direct the disposition of:
0

(iv) Shared power to dispose or to direct the disposition of:
0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Pursuant to a trust agreement dated December 5, 2001 between Siemens AG and Delaware Trust Company, N.A. (formerly known as Wachovia Trust Company), formerly First Union Trust Company, N.A. 200,000,000 shares of Infineon were transferred from Siemens into an irrevocable trust, with First Union Trust Company as the trustee.

Under the terms of the trust agreement, the trustee had legal title to the shares held in trust and Siemens had irrevocably relinquished all voting rights in the shares. However, the trustee was not permitted to vote any Infineon shares it held in trust under the agreement. Siemens continued to be entitled to all the benefits of economic ownership of the shares held in trust, including the right to receive cash dividends and other cash distributions, which the trustee had agreed to pay to Siemens promptly upon receipt. The trustee was not entitled to sell or encumber the shares held in trust except at Siemens' direction, but Siemens had agreed not to direct the sale of any such shares to itself, any affiliate, any vehicle established by Siemens or any of its affiliates, or to Infineon. The trustee had agreed to pay to Siemens any proceeds resulting from a permitted sale.

The trust agreement contained a termination provision under which the trust would terminate only when Siemens and its affiliates, on a consolidated basis, had held, directly or indirectly, less than 50% of the voting share capital of Infineon, including the shares held in trust by the trustee, for a period of two consecutive years. Pursuant to this provision the trust terminated at the end of the day on November 28, 2004 and the shares were transferred to Siemens AG on November 29, 2004. According to the agreement, 136,292,363 shares held at that point by the trust reverted to Siemens with full ownership benefits and Delaware Trust Company no longer holds any shares of Infineon.

Item 6. Ownership of More than Five Percent on Behalf of Another Persons.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Wachovia Corporation is filing this schedule pursuant to Rule 13d-1(b)(1)(ii)(G) as indicated under Item 3(g).

Item 8. Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9. Notice of Dissolution of Group

NOT APPLICABLE

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 3, 2004
By:
Name: Karen F. Knudtsen
Title: Vice President & Compliance Officer